

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
CF/AD5
100 F STREET, NE
WASHINGTON, D.C. 20549-3561

DIVISION OF
CORPORATION FINANCE

July 14, 2008

Via Mail and Fax

Daley Mok
Chief Financial Officer
Network CN Inc.
21/F, Chinachem Century Tower
178 Gloucester Road
Wanchai, Hong Kong

> **RE:** **Network CN Inc.**
> **Form 10-KSB for the Year Ended December 31, 2007**
> **File Number: 000-30264**

Dear Mr. Mok:

We have reviewed the above referenced filing and have the following comments. In regard to comment number 2, we believe you may need to amend your filing. Additionally, we believe you should revise future filings in response to other comments where indicated. If you disagree, we will consider your explanation as to why an amendment or revision is unnecessary. Please be as detailed as necessary in your explanation. We also ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects and welcome any questions. Feel free to call us at the telephone numbers listed at the end of this letter.

Please file your response to our comments via EDGAR, under the label "corresp," and any associated amended filings within 10 business days from the date of this letter.

Form 10-KSB for the Year Ended December 31, 2007

Business Overview, page 5
1. Media Business, page 5
Summary of the status of our Advertising Panels, page 10

1. Please indicate the number of panels in the table that are owned or to be owned by
    you.

Report of Independent Registered Accounting Firm, page F-1

2. We note that your principal independent auditor, Webb & Company, P.A., did not
    audit the financial statements of certain of your foreign subsidiaries and has made
    reference to the work of the other auditor in the first paragraph of its report.
    Although the audit report of the other auditor (Jimmy C.H. Cheung & Co.) on the
    audits of these foreign subsidiaries is included, we note that the amount of assets
    ($25.0 million) and revenues ($27.6 million) in the most recent fiscal year that were
    not audited by Webb & Company comprised approximately 92% and 100% of your
    consolidated assets and revenues, respectively.

    The guidance in paragraph 2 of AU Section 543 in the Codification of Auditing
    Standards provides that one must consider whether they may serve as principal
    auditor by considering the materiality of the portion of the financial statements they
    have audited in comparison with the portion audited by other auditors. It is our staff
    position that the principal auditor is expected to have audited or assumed
    responsibility for reporting on at least 50% of the assets and revenues of the
    consolidated entity for this purpose.

    In limited exceptions, the staff has not objected to a principal auditor's report solely
    on the basis that the auditor is taking responsibility for less than the 50% threshold if
    that report is issued by an auditor required to be designated as the principal auditor
    because of laws, regulations, stock exchanges rules or similar circumstances
    applicable to the registrant. If these circumstances exist, please advise us in detail
    accordingly. Otherwise, it appears that an amendment of your Form 10-K may be
    required to include an audit report of the principal auditor that must take
    responsibility for the financial statements of the registrant by auditing or assuming
    responsibility for reporting on at least 50% of the assets and revenues of the
    consolidated entity for each year presented as provided above. Please advise or revise
    in an amended Form 10-K, accordingly.

Consolidated Balance Sheet, page F-3

3. Please include an accounting policy in regard to "prepayments for advertising
    operating rights." The policy should address the basis for capitalization and the
    period of amortization to expense and the basis for such. In addition, please also

address in the notes the methodology on how management assesses and recognizes impairment of these material assets.

4. Additionally, please explain to us your basis for classifying "prepayments for advertising operating rights" as current. We note from disclosure elsewhere in your filing that it appears the terms of the arrangements associated with these assets range in length from 16 months to 20 years.

Note 10. Convertible Promissory Notes and Warrants, page F-20

5. Please provide us with an analysis of the embedded conversion feature within the 3% convertible promissory notes outstanding in 2007 and 2008 with regard to whether the embedded conversion feature should be bifurcated from the host instrument and accounted for as a derivative at fair value with changes in fair value recorded in earnings pursuant to paragraph 12 of FAS 133. Refer to page 33 of the Division of Corporation Finance's "Current Accounting and Disclosure Issues" for guidance, which can be found at http://www.sec.gov/divisions/corpfin/cfreportingguidance.shtml. Include with your analysis your consideration of each of paragraphs 7-32 of EITF 00-19 in support of your accounting treatment of the conversion feature, as appropriate. It appears to us that the promissory notes would not be considered "conventional convertible debt" pursuant to paragraph 4 of EITF 00-19, in that the number of shares to be issued upon conversion is not fixed due to the specified contingent variable conversion price provision.

6. In regard to the section for the 3% convertible promissory notes, reference is made to the disclosure in the second paragraph whereby certain investors may require the company to include in the redemption of the notes an additional 20% internal rate of return of the then outstanding principal amount in the event of a default or if the actual EPS is less than 80% of the associated EPS target. Please advise us of, and revise the notes to describe, the accounting treatment for this potential liability that you may be required to pay in redeeming the notes with this additional amount representing a 20% internal rate of return.

7. Please provide us with your analysis with respect to each of paragraphs 7-32 of EITF 00-19 with respect to the warrants issued in connection with the 12% and 3% promissory notes in support of the indicated accounting treatment of such warrants. Ensure your analysis addresses all contingent issuances of your shares of common stock, for example, those associated with the contingent variable conversion price associated with the 3% convertible promissory notes.

8. Please explain to us your consideration of FSP EITF 00-19-2 in regard to your accounting of the "Registration Rights Agreement" entered into as of November 19, 2007.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:
- the company is responsible for the adequacy and accuracy of the disclosures in the filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Doug Jones at 202-551-3309 with any questions. You may also contact me at 202-551-3816.

Sincerely,

Joseph Foti
Senior Assistant Chief
Accountant